Exhibit 3.1

ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
CAPSTONE COMPANIES, INC., A Florida Corporation

Pursuant to Section 607.1006 of the Florida Business Corporation Act, Capstone Companies, Inc., a Florida corporation (the "Corporation"), hereby amends ("Articles of Amendment") its amended and restated Articles of Incorporation ("Articles"), as follows and certifies that:

1. Article IV, Section 1 of the Articles is hereby amended and hereafter restated in its entirety by the following:

Article IV: AUTHORIZED SHARES
Section 1. Authorized Shares

1.1.            Authorized Shares.  The maximum number of shares which the Corporation is authorized to issue is 60,000,000 shares, of which 56,666,667 shares shall be Common Stock, par value $0.0001 per share (the "Common Stock"), and 3,333,333 shares of Preferred Stock (the "Preferred Stock").

1.2.            Reverse Stock Split.  Effective 9:00 a.m. Eastern Time, on July 22, 2016, ("Effective Date") each fifteen (15) shares of Common Stock of the Company ("Old Common Stock") issued and outstanding shall be automatically combined, reclassified and exchanged into one (1) share of Common Stock of the Company ("New Common Stock"), without changing the par value of the shares of the Common Stock of the Company (the "Reverse Split").

1.3.            No Fractional Shares. No fractional shares of New Common Stock will result from or be issued in connection with the Reverse Split and the number of shares to be received by a stockholder shall be rounded up to the nearest whole number of shares in the event that such stockholder would otherwise be entitled to receive a fractional shares as a result of the Reverse Split.

1.4.            Each stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of the New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been combined, exchanged and reclassified; provided, however that each holder of record of a stock certificate that represented the number of shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been combined, exchanged and reclassified.

2.  Article VI is hereby amended and hereafter restated in its entirety as follows:

Article VI: Except as otherwise specifically provided in these Articles of Incorporation, this Corporation reserves that right to amend or repeal any provision contained in these Articles of Incorporation in the manner prescribed by the laws of the State of Florida.

The remainder of the Amended and Restated Articles of Incorporation, as amended, shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the undersigned, the Chief Executive Officer and Chairman of the Board of Directors of the Company, has executed these Articles of Amendment on this 7th day of June 2016.

CAPSTONE COMPANIES, INC.

By: ____________________________________________
       Stewart Wallach, Chief Executive Officer and Chairman of the Board of Directors

Dated: June 07, 2016